IMA EXPLORATION INC.

                                                  SECURITY CLASS

                                                  HOLDER ACCOUNT NUMBER

FORM OF PROXY - ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 9, 2008

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY

1.

EVERY REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY OF THEIR CHOICE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING.  IF YOU WISH TO APPOINT A PERSON OR COMPANY OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2. If the  securities  are  registered in the name of more than one owner (for example,  joint  ownership,  trustees,  executors,  etc.),Then all  those registered  should  sign  this  proxy.  If you are  voting  on  behalf of a corporation   or  another   individual  you  may  be  required  to  provide documentation  evidencing  your  power  to sign  this  proxy  with  signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

6. The securities  represented  by this proxy will be voted or withheld  from voting, in accordance with the instructions of the holder, on any ballot that may be called  for and,  if the  holder has  specified  a choice with respect to any  matter  to be  acted  on,  the  securities  will be  voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

9.

If a registered shareholder completes and returns a proxy, such shareholder may still attend the meeting and vote in person should such shareholder later decide to do so.  To vote in person at the meeting, the shareholder must register with the scrutineer at the meeting and revoke the proxy in writing.

PROXIES SUBMITTED MUST BE RECEIVED BY 10:00 AM, PACIFIC STANDARD TIME

 ON FRIDAY DECEMBER 5, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

TO VOTE USING THE TELEPHONE

TO VOTE USING THE INTERNET

- Call the number listed BELOW

- Go to the following web site:

from a touch tone telephone

www.investorvote.com

1-866-732-VOTE (8683) TOLL FREE

IF YOU VOTE BY TELEPHONE OR THE INTERNET, DO NOT MAIL BACK THIS PROXY.

VOTING  BY MAIL  may be the only  method  for  securities  held in the name of a corporation or securities being voted on behalf of another individual.

VOTING BY MAIL OR BY INTERNET are the only methods by which a holder may appoint a person as proxyholder other than the Management  nominees named on the reverse of this  proxy.  Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

TO VOTE BY TELEPHONE OR THE INTERNET, YOU WILL NEED TO PROVIDE YOUR CONTROL

NUMBER, HOLDER ACCOUNT NUMBER AND ACCESS NUMBER LISTED BELOW.

CONTROL NUMBER             HOLDER ACCOUNT NUMBER              ACCESS NUMBER

APPOINTMENT OF PROXYHOLDER

The  undersigned  shareholder  of IMA  Exploration  Inc.(the  "Company")  hereby appoints:  JOSEPH GROSSO, the President,  Chief Executive Officer and a director of the Company, or failing him, DAVID TERRY, the Vice President of Exploration and a director of the Company.

                                       OR

_______________________________  PRINT THE NAME OF THE PERSON YOU ARE APPOINTING IF THIS PERSON IS SOMEONE OTHER THAN THE MANAGEMENT NOMINEES LISTED HEREIN

as my/our  proxyholder with full power of substitution and to vote in accordance with the  following  direction  (or if no  directions  have been  given, as the proxyholder sees fit) and all other  matters that may properly  come before the Annual Meeting of IMA  Exploration  Inc. to be held in The Ceperley Room at the Terminal City Club, 837 West Hastings  Street,  Vancouver,  British  Columbia on December 9, 2008 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

                                                            FOR       AGAINST

1.   DETERMINE NUMBER OF DIRECTORS

     To determine the number of Directors at seven.

_____

_____

                                                            FOR      WITHHOLD

2.   ELECTION OF DIRECTORS

     01.  Joseph Grosso

_____

_____

     02.  R. Stuart (Tookie) Angus

_____

_____

     03.  David Terry

_____

_____

     04.  David Horton

_____

_____

     05.  Leonard Harris

_____

_____

     06.  Jerry Minni

_____

_____

     07.  Michael Atkinson

_____

_____

3.   APPOINTMENT OF AUDITORS

FOR

WITHHOLD

     To appoint PricewaterhouseCoopers LLP as auditors

     for the Company and to authorize the Audit Committee

     to fix their remuneration.

_____

_____

                                                             FOR      AGAINST

4.   STOCK OPTION PLAN

     To consider, and if thought fit, to pass an

     ordinary resolution to ratify and approve the

     Company's stock option plan.                            _____      _____

_____________________________________________________________________________

AUTHORIZED  SIGNATURE(S) - THIS SECTION MUST BE COMPLETED FOR YOUR  INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

___________________________________           _____________________________

SIGNATURE(S)                                       DATE